FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

30 July 2026

HSBC HOLDINGS PLC

CHANGES IN COMPOSITION OF THE BOARD COMMITTEES

HSBC Holdings plc ('HSBC' or the 'Company') today announces the following changes to the composition of the Board Committees with effect from 5 August 2026:

As previously announced, Richard Meddings will assume the role of Chair of the Group Audit Committee. He succeeds Brendan Nelson, who steps down as Chair of the Group Audit Committee and as a member of the Group Risk Committee, as planned and following his appointment as Group Chairman.

Richard Meddings is appointed as a member of the Group Technology and Operations Committee.

Geraldine Buckingham is appointed as a member of the Group Remuneration Committee.

Following the above changes, the composition of the Group Audit Committee, Group Risk Committee, Group Remuneration Committee and Group Technology and Operations Committee will be as follows:

Group Audit Committee
Richard Henry Meddings (Chair)
Geraldine Joyce Buckingham
Rachel Duan
James Anthony Forese

Group Risk Committee
James Anthony Forese (Chair)
Wei Sun Christianson
Dame Carolyn Julie Fairbairn
Steven Craig Guggenheimer
Richard Henry Meddings
Swee Lian Teo

Group Remuneration Committee
Dame Carolyn Julie Fairbairn (Chair)
Geraldine Joyce Buckingham
Rachel Duan
Dr José Antonio Meade Kuribreña
Kalpana Jaisingh Morparia
Eileen K Murray

Group Technology and Operations Committee
Eileen K Murray (Chair)
Steven Craig Guggenheimer
Richard Henry Meddings
Kalpana Jaisingh Morparia
Swee Lian Teo

For and on behalf of HSBC Holdings plc
Angela McEntee
Group Company Secretary

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with limited liability. Registration number 617987.

Media enquiries to:

Neil Fleming          +44 (0) 7384 792051          neil1.fleming@hsbc.com

Board of Directors

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Richard Henry Meddings†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

*  Independent non-executive Chairman
†  Independent non-executive Director

HSBC Group

HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,306bn at 31 March 2026, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 30 July 2026